Exhibit 99.1

Estre Ambiental, Inc Announces Three New Board Members

New Members Will Bring Extensive Corporate Governance Experience and Enhance Market Focus

SÃO PAULO, January 23, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR) announces the appointment of three new members of its Board of Directors.

●	Fabio Pinheiro, chairman of the board of It'sSeg Company and director of Lojas Renner SA and Banco Pan SA, among other companies.
●	Gesner Oliveira, a professor of economics at Getulio Vargas Foundation and founding partner of GO Associados, a business and services consulting company.
●
Ricardo Pelucio, CEO of Attend Ambiental, a São Paulo based environmental services company that provides wastewater treatment services, and former executive with Continental Grain and other agricultural commodity companies.

The new board members will bring to Estre extensive corporate governance and management experience, with a focus on the Brazilian market.

Mr. Pinheiro has 18 years of investment banking experience as a former partner and managing director at Banco Pactual and Banco UBS Pactual, responsible for
M&A and capital market transactions in several industries. In 2009 he founded Gellato Diletto an entrepreneurial project in the frozen food industry, which was later sold in 2017. Mr. Pinheiro is currently the chairman of It'sSeg Seguros Inteligentes SA and an independent board member at Lojas Renner SA and Banco Pan SA. He holds an undergraduate degree in Electrical Engineering from University of Brasilia (1982); and an MBA in finance by Indiana University (1992).

Mr. Oliveira previously served as chief executive officer of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo, one of the largest water companies in the world, and as president of the Brazilian Administrative Council of Economic Defense (CADE). He previously served as Brazil’s Secretary of Economic Monitoring at the Ministry of Finance and as the Undersecretary of Economic Policy. Mr. Oliveira currently sits on the boards of Braskem, Usiminas, Iguá Saneamento and Econservation. He

holds a PhD in economics from the University of California Berkeley and was recently named Economist of the Year 2016 by the Brazilian Economists’ Association (OEB).

Mr. Pelucio previously served on the board of several companies, including Attend Ambiental, UTR Residuos, Aterro Dona Juana, and Inter Rio Incorporadora. He also has extensive experience in Brazil’s agricultural commodity industry, having held various leadership positions for grain associations including ACICO (Portuguese Grain Association), ANEC (Brazilian Grain Association), and Cocereal (European Grain Confederation).

“I am excited to welcome Fabio Pinheiro, Gesner Oliveira and Ricardo Pelucio to the Estre's board of directors”, said Estre chief executive officer Sérgio Pedreiro. “Their unique expertise will deepen our board’s talent and experience, which will be important as we grow as a waste management industry leader. We look forward to their contributions to our board.”

As announced on December 22, 2017, Estre Ambiental, Inc was formed following the combination of Boulevard Acquisition Corp II and Estre Ambiental SA and trades its ordinary shares and warrants on the NASDAQ under the symbols “ESTR” and ESTRW” respectively.

About Estre

Estre is the largest waste management company in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. Estre provides collection, transfer, recycling and disposal services to more than 31 million people in seven Brazilian states where approximately 50% of Brazil’s population is concentrated. Estre’s landfill operations, which are currently focused around 13 strategically located landfills, dispose of approximately 6.0 million tons of waste annually. Estre also expects to add five additional landfills to its operations over the next several years. Estre’s waste management infrastructure also includes two landfill gas-to-energy facilities with an installed capacity of approximately 14 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding forecasts of financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed business combination. These statements are based on various assumptions and on the current expectations of Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; the outcome of judicial and administrative proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management. These statements speak only as of the date they are made and Estre does undertake any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release.

Contacts

Investors Relations Team
ir@estre.com.br
+55 11 3709-2358

Media Relations
press@estre.com.br
+55 11 3709-2421